Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 124	$ 119
Portion of rentals representing an interest factor	55	62
Total fixed charges	$ 179	$ 181
Earnings available for fixed charges:
Net income	$ 532	$ 420
Equity earnings net of distribution	(18)	(19)
Income taxes	374	235
Fixed charges	179	181
Earnings available for fixed charges	$ 1,067	$ 817
Ratio of earnings to fixed charges	6.0	4.5